SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE TO/A
                                (RULE 14d - 100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                               HUNGRY MINDS, INC.
 ------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))


                         HMI ACQUISITION CORP. (OFFEROR)
                          a wholly owned subsidiary of

                             JOHN WILEY & SONS, INC.
 ------------------------------------------------------------------------------
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))


                Class A Common Stock, par value $0.001 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    445549108
                             (Class A Common Stock)
 ------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                            Richard S. Rudick, Esq.,
                                 General Counsel
                             John Wiley & Sons, Inc.
                                605 Third Avenue
                             New York, NY 10158-0012
                                  212-850-6000
 ------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                                Simeon Gold, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
              Transaction Valuation*
$90,179,404.56 in cash to purchase all of the fully      Amount of Filing Fee**
       diluted equity of Hungry Minds, Inc.                    $18,038.88
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase at $6.09 per share in cash, pursuant to the Offer to Purchase, of all 14,807,784 issued and outstanding shares of Class A common stock, par value $0.001 per share, of Hungry Minds, Inc., as of August 16, 2001.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $18,038.88                Filing Party: HMI Acquisition Corp. and
                                                                  John Wiley & Sons, Inc.

Form or Registration No.:  Schedule TO-T            Date Filed:   August 20, 2001
                           SEC File No. 5-55477

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.

         [ ]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                   -------------------------------------------

                     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on August 20, 2001 by HMI Acquisition Corp., a Delaware corporation ("Purchaser") and wholly owned subsidiary of John Wiley & Sons, Inc., a New York corporation ("Wiley"). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of Class A common stock, par value $0.001 per share (the "Shares"), of Hungry Minds, Inc., a Delaware corporation (the "Company"), at a purchase price of $6.09 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2001, filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.


ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON.

                     The disclosure appearing in Schedule IV to the Offer to Purchase is hereby amended and restated in its entirety as follows:

                                   SCHEDULE IV

           DIRECTORS AND EXECUTIVE OFFICERS OF HMI INVESTMENT, LIMITED

                     Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of HMI Investment, Limited. The business address of each director and executive officer employed by HMI Investment, Limited is Baffins Lane, Chichester, West Sussex, PO 191 UD, United Kingdom. All executive officers and directors are citizens of the United Kingdom, except for Ellis E. Cousens, who is a citizen of the United States.

                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                              MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
----                              ----------------------------------------------

Helen Julia Bailey..............    Helen Julia Bailey is a director of HMI
                                    Investment, Limited and has been Production
                                    Director of John Wiley & Sons, Ltd. since
                                    October 1997.

Ellis E. Cousens................    Ellis E. Cousins is a director and Chairman
                                    of HMI Investment, Limited. Same material occupations as above in Schedule I.

Ernest Frederick Kirkwood.......    Ernest Frederick Kirkwood is a director of
                                    HMI Investment, Limited and has been
                                    E-Business Development Director of John
                                    Wiley & Sons, Ltd. since May 2000.

Cifford Morgan..................    Clifford Morgan is a director of HMI
                                    Investment, Limited and has been Planning and Development Director of John Wiley &
                                    Sons, Ltd. since June 2001.

C.J. Dicks......................    C.J. Dicks is Secretary of HMI Investment,
                                    Limited. Mr. Dicks served as Financial
                                    Director and Secretary of John Wiley & Sons,
                                    Ltd. since 1991 and Chief Financial and
                                    Operational Officer since May 2001 and as
                                    Vice President, Wiley Europe since 1996. Mr.
                                    Dicks is also a director and Secretary of Wiley Europe, Ltd., Wiley Heyden Ltd., Wiley
                                    Distribution Services, Ltd., Capstone
                                    Publishing Ltd. and InPharm-internet
                                    Services Ltd.


ITEM 12.   EXHIBITS.

 (a) (1) (A)      Offer to Purchase, dated August 20, 2001.**

 (a) (1) (B)      Letter of Transmittal.**

 (a) (1) (C)      Notice of Guaranteed Delivery.**

 (a) (1) (D)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.**

 (a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

 (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**

 (a)(1)(G)        Press release issued by Wiley on August 13, 2001.**

 (a)(1)(H)        Form of Summary Advertisement, dated August 20, 2001.**

 (b) Commitment Letter, dated as of September 4, 2001, by and between Wiley, UBS and UBSW.*

 (d)(1) Agreement and Plan of Merger, dated as of August 12, 2001, by and among Wiley, Purchaser and the Company.**

 (d)(2) Voting and Tender Agreement, dated as of August 12, 2001, by and among Wiley, Purchaser and IDG.**

 (d)(3) Confidentiality Agreement, dated as of May 29, 2001, by and between Wiley and the Company.**

 (g)              Not applicable.

 (h)              Not applicable.

----------------------------
* Previously filed.

                                   SIGNATURES


                     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             HMI ACQUISITION CORP.

                             By: /s/ Peter W. Clifford
                                 -----------------------------------------
                                 Name: Peter W. Clifford
                                 Title: Vice President



                             JOHN WILEY & SONS, INC.

                             By: /s/ Richard S. Rudick
                                 -----------------------------------------
                                 Name: Richard S. Rudick
                                 Title: Senior Vice President



Dated: September 14, 2001

                                  EXHIBIT INDEX


 EXHIBIT NO.                            DESCRIPTION
 ----------                             -----------

 (a) (1) (A)      Offer to Purchase, dated August 20, 2001.**

 (a) (1) (B)      Letter of Transmittal.**

 (a) (1) (C)      Notice of Guaranteed Delivery.**

 (a) (1) (D)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.**

 (a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

 (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.**

 (a)(1)(G)        Press release issued by Wiley on August 13, 2001.**

 (a)(1)(H)        Form of Summary Advertisement, dated August 20, 2001.**

 (b) Commitment Letter, dated as of September 4, 2001, by and between Wiley, UBS and UBSW.*

 (d)(1) Agreement and Plan of Merger, dated as of August 12, 2001, by and among Wiley, Purchaser and the Company.**

 (d)(2) Voting and Tender Agreement, dated as of August 12, 2001, by and among Wiley, Purchaser and IDG.**

 (d)(3) Confidentiality Agreement, dated as of May 29, 2001, by and between Wiley and the Company.**

 (g)              Not applicable.

 (h)              Not applicable.

----------------------------
* Previously filed.


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